Exhibit 99.1

NEWS RELEASE

For further information contact:

Kirk J. Meche	Jeffrey M. Favret
Chief Executive Officer	Chief Financial Officer
713.714.6100	713.714.6100

FOR IMMEDIATE RELEASE

Thursday, October 23, 2014

GULF ISLAND FABRICATION, INC.

REPORTS THIRD QUARTER EARNINGS

Houston, TX – Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $7.6 million ($0.52 earnings per share) on revenue of $118.0 million for its third quarter ended September 30, 2014, compared to net income of $4.3 million ($0.30 earnings per share) on revenue of $129.2 million for the second quarter ended June 30, 2014.

The company had a revenue backlog of $252.9 million and a labor backlog of approximately 2.0 million man-hours at September 30, 2014, including commitments received through October 23, 2014, compared to a revenue backlog of $223.8 million and a labor backlog of 2.1 million man-hours reported as of June 30, 2014.

SELECTED BALANCE SHEET INFORMATION

(in thousands)

	September 30, 2014	December 31, 2013
Cash and cash equivalents	$26,707	$36,569
Total current assets	159,967	201,996
Property, plant and equipment, at cost, net	230,574	223,555
Total assets	391,207	426,234
Total current liabilities	66,905	112,275
Debt	—	—
Shareholders’ equity	287,415	275,562

The management of Gulf Island Fabrication, Inc. will hold a conference call on Friday, October 24, 2014, at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) to discuss the Company’s financial results for the quarter ended September 30, 2014. The call is accessible by webcast (www.gulfisland.com) through CCBN and by dialing 1.888.213.3754. A digital rebroadcast of the call is available two hours after the call and ending October 31, 2014 by dialing 1.888.203.1112, replay passcode: 1782080.

Gulf Island Fabrication, Inc., based in Houston, Texas, with fabrication facilities located in Houma, Louisiana, and San Patricio County, Texas, is a leading fabricator of offshore drilling and production platforms, hull and/or deck sections of floating production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. These structures include jackets and deck sections of fixed production platforms; hull and/or deck sections of floating production platforms (such as tension leg platforms “TLPs”, “SPARs”, “FPSOs”, and “MinDOCs”), piles, wellhead protectors, subsea templates and various production, compressor and utility modules, offshore living quarters, towboats, liftboats, tanks and barges. The Company also provides offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, heavy lifts such as ship integration and TLP module integration, loading and offloading of jack-up drilling rigs, semi- submersible drilling rigs, TLPs, SPARs, or other similar cargo, onshore and offshore scaffolding, piping insulation services, and steel warehousing and sales.

GULF ISLAND FABRICATION, INC.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(in thousands, except per share data)

	Three Months Ended September 30,		Three Months Ended June 30,	Nine Months Ended September 30,
	2014	2013	2014	2014	2013
	$118,020	$168,191	$129,169	$381,879	$473,188
Cost of revenue	103,367	159,136	118,847	348,131	447,752

Gross profit	14,653	9,055	10,322	33,748	25,436
General and administrative expenses	3,307	3,749	3,873	10,553	8,957

Operating income	11,346	5,306	6,449	23,195	16,479
Other income (expense):
Interest expense	(23)	(43)	(25)	(72)	(167)
Interest income	1	2	2	6	3
Other income (expense)	(2)	(15)	8	(98)	(58)

	(24)	(56)	(15)	(164)	(222)

Income before income taxes	11,322	5,250	6,434	23,031	16,257
Income taxes	3,736	1,974	2,124	7,600	5,915

Net income	$7,586	$3,276	$4,310	$15,431	$10,342

Per share data:
Basic earnings per share—common shareholders	$0.52	$0.23	$0.30	$1.05	$0.72

Diluted earnings per share—common shareholders	$0.52	$0.23	$0.30	$1.05	$0.72

Weighted-average shares	14,506	14,462	14,500	14,501	14,458
Effect of dilutive securities: employee stock options	—	6	—	—	5

Adjusted weighted-average shares	14,506	14,468	14,500	14,501	14,463

Depreciation and amortization included in expense above	$6,735	$6,370	$6,579	$19,693	$18,746

Cash dividend declared per common share	$0.10	$0.10	$0.10	$0.30	$0.30